Via Facsimile and U.S. Mail
Mail Stop 6010


									May 23, 2005


Chet Howard
Chief Executive Officer
AXM Pharma, Inc.
7251 West Lke Mead Blvd., Suite 300
Las Vegas, NV 89128

Re:	AXM Pharma, Inc.
	Registration Statement on Form S-3
	Filed May 16, 2005
	File No. 333-124945

Dear Mr. Howard:
      This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comments. After and issues that arise during our examination of the request have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
1. Your registration statement should register only those shares which are currently outstanding. To the extent some shares are not yet issued they should be removed from the registration statement. We note that 750,000 of the shares being offered for resale are "issuable pursuant to consulting agreements." Supplementally, please confirm whether these shares have already been issued and tell us whether the underlying services for which they are being issued have been rendered. Also, please amend the registration fee table accordingly.

2. We note that certain of the shares are being registered as "adjustment shares" pursuant to anti-dilution provisions related to preferred stock and warrants. Your current disclosure does not attribute the shares to a particular selling stockholder. Supplementally, please explain to us how you calculated the number of adjustment shares and name in the table the specific selling stockholders offering these shares.

3. We note the filing does not include the signature of your principal executive officer or principal financial officer.
Please
include these signatures in your amended Form S-3. If Chet Howard serves as both, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-3.
4. Please specifically incorporate by reference your most recent
Form
10-Q filed on May 16, 2005.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Albert Lee at (202) 551-3654 or me at (202)
551-
3715 with any questions.

      Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Louis E. Taubman
	Law Offices of Louis E. Taubman, P.C.
	225 Broadway, Suite 1200
	New York, NY 10007


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Chet Howard
AXM Pharma, Inc.
May 23, 2005
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